UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of September 2006

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Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference are the Registrant’s press release dated September 21, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ilan Pacholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: September 21, 2006

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated September 21, 2006.

EXHIBIT 1

The Boeing Led Team, Including Elbit Systems’ Subsidiary Kollsman, Was Awarded The U.S. Strategic Border Initiative Project

Haifa, Israel, September 21, 2006 – Elbit Systems Ltd. (NASDAQ Global Select Market: ESLT) announced today that the team led by The Boeing Company, in which Kollsman, Inc., an Elbit Systems of America company, is a team member, has been awarded today the U.S. Strategic Border Initiative Project (the “SBInet Project”). The SBInet Project is designed to provide the U.S. Department of Homeland Security with increased border security capabilities along more than 6,000 miles of the United States’ borders.

Kollsman’s content for the SBInet Project is anticipated to reach a level that will be material to Elbit Systems and will be performed over a several-year period.

SBInet is a significant credential for the company’s homeland security business, according to Elbit Systems of America President & CEO Tim Taylor, but there are other, more profound benefits: “U.S. citizens and the federal government are very concerned about vulnerabilities on the porous U.S. northern and southern borders. The strategic and technological strengths we bring to the Boeing SBInet team will help to restore the safety and security that Americans have known for so long.”

About Kollsman

Kollsman, Inc., an Elbit Systems of America Company, headquartered in Merrimack, New Hampshire, is a leading supplier of avionic equipment, electro-optic systems and subsystems, vision based solutions and surveillance systems to the commercial aviation, defense and homeland security markets.

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Contacts

Company contact Ilan Pacholder, Corporate Secretary and VP Finance & Capital Markets Elbit Systems Ltd. Tel: 972-4 831-6632 Fax: 972-4 831- 6659 pacholder@elbit.co.il	IR Contacts Ehud Helft/Kenny Green GK International Tel: 1-866-704-6710 Fax: 972-3-607-4711 ehud@gk-biz.com kenny@gk-biz.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.